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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                  ABX AIR INC.
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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                    00080S101

           -----------------------------------------------------------
                                 (CUSIP Number)

                                 August 26, 2003
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             (Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/x/ Rule 13d-1(c)
/ / Rule 13d-1(d)
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Note that on September 11, 2003, UBS AG filed a Schedule 13D with respect to its acquisition of 3,211,913 shares of the common stock of ABX Air Inc. However, as noted below in item 10, these shares were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of ABX Air Inc. Accordingly, the Schedule 13D that UBS AG filed on September 11, 2003, should be disregarded.
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1. Names of Reporting Persons and I.R.S. Identification No.

UBS AG

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2. Check the Appropriate Box if a Member of a Group

a   / /
b   / / See Item 8 of attached schedule
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3. SEC USE ONLY

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4. Citizenship or Place of Organization

Switzerland

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Number of       5.  Sole Voting Power
Shares Bene-    6.  Shared Voting Power        3,211,913
ficially        7.  Sole Dispositive Power
Owned by Each   8.  Shared Dispositive Power   3,211,913
Reporting
Person With:
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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

3,211,913 shares*
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10. Check if the Aggregate Amount in Row 9 Excludes Certain
Shares / /
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11. Percent of Class Represented by Amount in Row 9

6.58%

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12. Type of Reporting Person

BK

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* UBS AG disclaims beneficial ownership of such securities.
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1. Names of Reporting Persons and I.R.S. Identification No.

UBS Americas Inc.
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2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /  See Item 8 of attached schedule
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3. SEC USE ONLY

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4. Citizenship or Place of Organization

Delaware

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Number of       5.  Sole Voting Power
Shares Bene-    6.  Shared Voting Power        3,211,913
ficially        7.  Sole Dispositive Power
Owned by Each   8.  Shared Dispositive Power   3,211,913
Reporting
Person With:
-----------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

3,211,913 shares*
-----------------------------------------------------------

10. Check if the Aggregate Amount in Row 9 Excludes Certain
Shares / /
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11. Percent of Class Represented by Amount in Row 9

6.58%

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12. Type of Reporting Person

OO

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* UBS Americas Inc. disclaims beneficial ownership of such securities.
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Item 1(a) Name of Issuer

ABX AIR INC.
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Item 1(b) Address of Issuer's Principal Executive Offices:

ABX Air Inc.
145 Hunter Drive

Wilmington, OH  45177
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Item 2(a) Name of Person Filing:


UBS AG and UBS Americas Inc.

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Item 2(b) Address of Principal Business Office:

UBS AG's principal business office is:
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland

UBS Americas Inc.'s principal business office is:
677 Washington Blvd.
Stamford, CT  06901
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Item 2(c) Citizenship

Item 4 of the cover pages are incorporated by reference
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Item 2(d) Title of Class of Securities

Common Stock

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Item 2(e) CUSIP Number

00080S101

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Item 3.  Type of Person Filing:

Not applicable

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Item 4 (a)-(c)(iv).  Ownership:

Items 5-11 of the cover pages are incorporated by reference.

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Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

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Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

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Item 7. Identification and Classification of the Subsidiary That Acquired the
Security Being Reported on By the Parent Holding Company:

Not applicable

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Item 8.  Identification and Classification of Members of the Group:

UBS Americas Inc. is a wholly owned subsidiary of UBS AG. UBS AG and UBS Americas Inc. are reporting indirect beneficial ownership of holdings by reason of their ownership of other wholly owned subsidiaries. UBS AG does not hereby affirm the existence of a group within the meaning of Rule 13d-5(b)(1).

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Item 9 Notice of Dissolution of Group:

Not Applicable

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Item 10.  Certification:

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in
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connection with or as a participant in any transaction having that purpose or effect.

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After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  September 25, 2003


UBS AG

By:      /s/ Robert C. Dinerstein           /s/ Robert B. Mills
         Robert C. Dinerstein               Robert B. Mills
         Managing Director                  Managing Director



UBS Americas Inc.


By:      /s/ Robert C. Dinerstein           /s/ Robert B. Mills
         Robert C. Dinerstein               Robert B. Mills
         Managing Director                  Managing Director
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EXHIBIT 1

AGREEMENT TO MAKE A JOINT FILING

UBS AG and UBS Americas Inc. each agrees that this Schedule 13G (including all amendments thereto) is filed by and on behalf of each such party.

Date:  September 25, 2003


UBS AG

By:      /s/ Robert C. Dinerstein           /s/ Robert B. Mills
         Robert C. Dinerstein               Robert B. Mills
         Managing Director                  Managing Director



UBS Americas Inc.


By:      /s/ Robert C. Dinerstein           /s/ Robert B. Mills
         Robert C. Dinerstein               Robert B. Mills
         Managing Director                  Managing Director